

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2026

Jane Chung
Chief Executive Officer
Sutro Biopharma, Inc.
111 Oyster Point Blvd.
South San Francisco, California

> **Re: Sutro Biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 23, 2026**
> **File No. 333-294541**

Dear Jane Chung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Mitteness, Esq.